BRF S.A.
Publicly-Held Company
CNPJ 01.838.723/0001-27
NIRE 42.300.034.240
CVM 16269-2

ANNOUNCEMENT TO THE MARKET

BRF S.A. ("BRF" or "Company") (B3: BRFS3; NYSE: BRFS), pursuant to article 12 of the CVM Instruction 44, as of August 23, 2021, announces to its shareholders and the market in general that it received, on January 3rd, 2023, after the market closed, notice from BlackRock, Inc. ("**BlackRock**"), on behalf of some of its clients and as their investment administrator, to inform that, it acquired 54,408,874 common shares and 2,743,550 American Depositary Receipts ("ADRs"), representing 2,743,550 common shares, totaling 57,152,424 common shares, representing approximately 5.279% of the total common shares issued by the Company and 669,857 cash-settled derivative financial instruments referenced in common shares, representing approximately 0.061% of the total common shares issued by the Company.

BlackRock further declared that:

(i) The objective of the above mentioned equity participation is strictly investment, not to change the shareholding control or the administrative structure of the Company; and

(ii) BlackRock has not entered into any contracts or agreements regulating the exercise of voting rights or the purchase and sale of securities issued by the Company.

The correspondence received from BlackRock is filed at the Company's headquarter.

São Paulo, January 4th, 2023.